File No. 82-1264



BRIDGESTONE

BRIDGESTONE CORPORATION
10-1, KYOBASHI 1-CHOME, CHUO-KU
TOKYO 104-8340, JAPAN
Fax : 81-3-3563-6907

January 28, 2005

Office of International Corporate Finance
Mail Stop 3-9
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

Dear Sirs,

We have made public the following message.

- Bridgestone Americas to Build Plant for Passenger and Light Truck Tires in Mexico, on January 28

In accordance with the Rule 12g 3-2(b), we herewith enclose above documents.

Sincerely,

Michihiro Suzuki
Treasurer
General Manager, Investor Relations
Bridgestone Corporation

BRIDGESTONE

NEWS RELEASE
NEWS RELEASE
NEWS RELEASE

FOR IMMEDIATE RELEASE
Contact: Media Center
(81-3) 3563-6811

BRIDGESTONE CORPORATION
Public Relations
10-1,Kyobashi 1-chome,Chuo-ku,Tokyo 104-8340 Japan
Phone : (03)3563-6811
Fax : (03)3567-4615

Bridgestone Americas to Build Plant for Passenger and Light Truck Tires in Mexico

New factory will be Group's third Mexican tire plant

Tokyo (January 28, 2005)—Bridgestone Corporation announced today the construction of the Bridgestone Group's third tire plant in Mexico. The plant, which will be a subsidiary of Bridgestone Americas Holding, Inc., will be located in the city of Monterrey, in the state of Nuevo Leon. It will produce passenger and light truck tires, with a focus on the high performance, ultrahigh performance and large rim diameter segments. Investment in the new plant will total about $220 million, according to today's announcement. Operation is targeted to begin in July 2007.

The plant will feature the first installation outside Japan of Bridgestone Corporation's revolutionary BIRD production system. BIRD is the world's first production system for tires that completely automates all of the stages from initial processing of materials to final inspection of the finished tires. Its name stands for Bridgestone Innovative and Rational Development. The new plant will have a production capacity of about 8,000 tires a day and will employ more than 200 people.

The Bridgestone Group is building a global production network to respond flexibly to the continuing growth in world demand for automotive tires, and the new Mexican plant will be part of the group's global sourcing strategy. North America will be the main market for tires produced at the plant.

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The new plant will be the Bridgestone Group's third tire plant in Mexico. It will complement plants that Bridgestone Firestone de México, SA de CV operates in Mexico City and Cuernavaca. The new plant will be the 49th tire plant for the Bridgestone Group, which produces tires in 23 nations.

Outline of the New Mexican Plant

1. Location	Monterrey, Nuevo Leon, Mexico
2. Start of operation	July 2007
3. Site	About 78 hectares
4. Products	Radial tires for passenger cars and light trucks
5. Production capacity	About 8,000 tires/day
6. Employees	More than 200
7. Investment	About $220 million
8. Incorporation	Planned for February 2005
9. Ownership	Bridgestone Americas Holding, Inc. (including subsidiaries) 100%

Bridgestone Corporation, headquartered in Tokyo, is the world's largest manufacturer of tires and other rubber products. Tires account for 80 percent of Bridgestone Group sales worldwide. The company also manufactures industrial rubber and chemical products, sporting goods, and other diversified products. It sells its tires and other products in more than 150 nations.

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